FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.......0.5

1. Name and Address of Reporting Person* Fell Sir David 1021 East Cary Street 22nd Floor Richmond VA 23219	2. Issuer Name and Ticker or Trading Symbol Chesapeake Corporation (CSK)		6. Relationship of Reporting Person(s) to Issuer (check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 5/1/03	
		5. If amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								1,130 (1)	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

1. Name and Address of Reporting Person
Fell   Sir David
1021 East Cary Street
22nd Floor
Richmond VA 23219

2. Issuer Name and Ticker or Trading Symbol
Chesapeake Corporation (CSK)

4. Statement for Month/Day/Year
5/1/03

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)													
1. Title of Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)	$17.36	5/1/03	5/1/03	A		2,700		5/1/04	4/30/13	Common Stock	2,700		9,600 (2)	D	

Explanation of Responses:
(1) - Corrected Amount
(2) - Corrected Amount

By:/s/ Sir David Fell   5/1/03
By: Shannon R. Edens, Attorney-In-Fact   Date
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.